November 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC, 20549

Attention: Amanda Sledge

RE: Miller Industries, Inc.
                        Form 10-KSB for the Year Ended April 30, 2005
                        File Number 1-05926

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the "Commission") on behalf of Miller Industries, Inc. (the "Company"), in response to the staff's letter of October 24, 2005 regarding the Company's Form 10-KSB for the fiscal year ended April 30, 2005 (the "Form 10-KSB").

Set forth below in italics are each of the comments contained in the staff's letter, together with the Company's responses. These items are set forth in the order in which they appear in the staff's letter.

Form 10-KSB for the Year Ended April 30, 2005:

Item 8A. Controls and Procedures, page 9

1.
We note your statement that your chief executive officer and your chief financial officer "concluded that the Company's disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

The Company proposes to revise its response to Item 8A to state more clearly that the officers have concluded that the disclosure controls and procedures are effective. The revised language attached as Exhibit A to this letter.

2.	Please revised to disclose changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-B.

Response:

The Company proposes to revise its response to Item 8A to disclose any changes in internal control over financial reporting. The revised language is attached as Exhibit A to this letter.

Item 13. Exhibits, Financial Statement Schedules and Reports on Form 10-KSB, page 13

3.
Please revise your certification filed as exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Refer to Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange ct Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for guidance.

Response:

The Company proposes to file revised certifications in the form of Exhibit B.

Note C - Income Taxes, page 25

4.
Please explain to us how you evaluated the various factors addressed in paragraphs 20 through 25 of SFAS No. 109 when determining that only $76,000 and $44,000 of your deferred tax asset is more likely than not to be realized as of April 30, 2005 and 2004, respectively. We note from review of this document and previous filings that you have generated positive earnings in each of the past five years.

Response:

Substantially all of the Company's deferred tax asset pertains to the Company's tax loss carryforwards (the "Carryforwards"). More than 62% of the Carryforwards will expire in the fiscal years ending April 30, 2006 and April 30, 2007.

In determining the amount of the deferred tax assets as of April 30, 2004 and 2005, the Company estimated its future taxable income based on the rent to be received by the Company under the lease agreements in effect on April 30, 2004 and 2005, respectively. The amount of the estimated taxable income form these leases was limited because they all expire within the next 3 years.

In determining the amount of deferred tax assets, the Company did not take into account any potential gain from the sale of the Company's building because the Company has no plans to sell the building.

Form 10-QSB for the Fiscal Quarter Ended July 31, 2005

5.	Please tell us when you intend to file your Form 10-QSB for the fiscal quarter ended July 31, 2005, which was due on September 14, 2005.

Response:

The Company is filing its Form 10-QSB for the quarter ended July 31, 2005 at the same time as this response.

_____________________________________________

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

Alfred G. Smith, II

AGS/vt
enclosures

cc: Angelo Napolitano

EXHIBIT A

ITEM 8A. CONTROLS AND PROCEDURES

In connection with the filing of this Form 10-KSB, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of April 30, 2005. The Company's Chief Executive Officer and Chief Executive Financial Officer concluded that the Company's disclosure controls and procedures were effective as of April 30, 2005.

There were no changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting during the fiscal quarter ended April 30, 2005.

EXHIBIT B

EXHIBIT 31.1

SECTION 302 CERTIFICATIONS

I, Angelo Napolitano, certify, that:

1.	I have reviewed this report on Form 10-KSB of Miller Industries, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 14, 2005	By:	/s/ Angelo Napolitano
Angelo Napolitano, President, and Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATIONS

I, Angelo Napolitano, certify, that:

1.	I have reviewed this report on Form 10-KSB of Miller Industries, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 14, 2005	By:	/s/ Angelo Napolitano
Angelo Napolitano, Chief Financial Officer